UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

CHINA NATURAL GAS, INC.

(Name of Issuer)

Common Stock, par value US$.0001 per share

(Title of Class of Securities)

168910206

(CUSIP Number)

Mr. Qinan Ji
19th Floor, Building B, Van Metropolis
Tang Yan Road, Hi-Tech Zone
  Xi’an, 710065, Shaanxi Province, China
86-29-88323325

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 30, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 168910206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Qinan Ji n/a
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,564,616 shares of common stock
	8.	Shared Voting Power 1,437,683 shares of common stock
	9.	Sole Dispositive Power 1,564,616 shares of common stock
	10.	Shared Dispositive Power 1,437,683 shares of common stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,002,299 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.99%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 168910206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Xian Sunway Technology & Industry Co., Ltd. n/a
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,437,683 shares of common stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,437,683 shares of common stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,437,683 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.70%
14.	Type of Reporting Person (See Instructions) CO

Introduction

This Amendment No. 1 is filed jointly by Mr. Qinan Ji (“Mr. Ji”) and Xian Sunway Technology & Industry Co., Ltd. (“Sunway”, together with Mr. Ji, the “Reporting Persons” and each a “Reporting Person”).  This Amendment No. 1 amends the Schedule 13D initially filed on December 6, 2005 (the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.0001 per share, of China Natural Gas, Inc. (the “Company”).  Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.  Unless otherwise defined herein, all capitalized terms shall have the meaning given to them in the Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement relates to shares of common stock, par value $0.0001 per share (“Common Stock”), of China Natural Gas, Inc. (previously Coventure International Inc.), a Delaware corporation (the “Company”).  The principal executive offices of the Company are presently located at 19th Floor, Building B, Van Metropolis, 35 Tang Yan Road, Hi-Tech Zone, Xi’an, 710065, Shaanxi Province, China.

Item 2. Identify and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is being filed jointly by Mr. Qinan Ji (“Mr. Ji”), a citizen of the People’s Republic of China, and by Xian Sunway Technology & Industry Co., Ltd., a company formed under the laws of the People’s Republic of China (“Sunway”), whose principal business is manufacturing of liquid pesticide and fertilizer and of which Mr. Ji is a control person.  Mr. Ji is Chairman of the Board of directors and chief executive officer of the Company. Each of Mr. Ji and Sunway maintains a principal place of business at 19th Floor, Building B, Van Metropolis, Tang Yan Road, Hi-Tech Zone, Xi’an, 710065, Shaanxi Province, People’s Republic of China.

During the past five years, neither Mr. Ji nor Sunway has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding to the end the following:

On June 30, 2011, Mr. Ji entered into an exclusivity agreement (the “Exclusivity Agreement”) with a consortium (the “Consortium”) backed by Themes Investment Partners, a China-focused private equity firm.  Mr. Ji intends to work together with the Consortium to formulate a proposal to acquire all of the outstanding shares of Common Stock which he and his affiliates do not currently own through a going private transaction at a proposed price of $4.25 per share in cash (the “Potential Acquisition”). There can be no assurance that any proposal for the Potential Acquisition will be made, that any agreement will be executed or that the Potential Acquisition will be approved or consummated.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Ji beneficially owns 3,002,299 shares of Common Stock, representing 13.99% of the outstanding shares of Common Stock of the Company.  Sunway beneficially owns 1,437,683 shares of Common Stock, representing 6.7% of the outstanding shares of Common Stock of the Company.  Mr. Ji owns 42.1% of Sunway and is deemed to have beneficial ownership of the shares of Common Stock held by Sunway.  The percentage of outstanding shares of Common Stock is computed based on 21,458,654 shares of Common Stock outstanding.

Mr. Ji directly holds, and has the sole voting and dispositive control over 1,564,616 shares of Common Stock, representing 7.29% of the outstanding shares of Common Stock.  Sunway directly holds 1,437,683 shares of Common Stock, approximately 6.70% of the outstanding Common Stock.  Mr. Ji shares voting and dispositive control over the shares of Common Stock held by Sunway.

Item 6. Contracts, Arrangements, Understandings or Relationships With respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On June 30, 2011, Mr. Ji and the Consortium entered into an Exclusivity Agreement. The description of the Exclusivity Agreement in Item 4 of this Amendment No. 1 is incorporated herein by reference.  The summary of certain provisions of the Exclusivity Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Agreement.  The Exclusivity Agreement is filed herewith as Exhibit 7.02 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 7.02	Exclusivity Agreement by and between Mr. Ji and the Consortium dated June 30, 2011.

Exhibit 7.03
Press Release issued by Mr. Ji dated June 30, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 8-K furnished by the Company to the Securities Exchange Commission on July 5, 2011.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 8, 2011

Qinan Ji

XIAN SUNWAY TECHNOLOGY
& INDUSTRY CO., LTD.

By:
Name: Guobin Cao
Title: CEO